Sub-Item 77J:
Reclassification of Capital Accounts

The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2: Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. As a result of this Statement, the Fund reclassified amounts to better disclose the differences between financial statement amounts and distributions determined in accordance with U.S. federal i ct of applying this statement was to decrease distributions in excess of net investment income by $4,266,112, increase accumulated net realized loss on investments and foreign currency transaction by $3,853,256 and decrease paid in capital in excess of par by $412,856 for differences in the treatment for book and tax purposes of certain transactions involving foreign securities, currencies and withholding taxes. Net investment income, net realized gains and net assets were not affected by this change.